Exhibit 99.1

MCE Finance Limited

Index To Unaudited Quarterly Report

For the Three Months Ended March 31, 2012

Page(s)

Unaudited MCE Finance Limited Condensed Consolidated Financial Statements	2-4

Unaudited MCE Finance Limited — Restricted Subsidiaries Group Condensed Consolidated Financial Statements	5-7

Unaudited Reconciliation of Financial Condition and Results of Operations of MCE Finance Limited — Restricted Subsidiaries Group to MCE Finance Limited	8-9

MCE Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	March 31, 2012	December 31, 2011
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,178,311	$1,014,033
Accounts receivable, net	255,368	306,500
Amounts due from affiliated companies	218,104	211,989
Inventories	15,074	15,258
Prepaid expenses and other current assets	20,070	15,070

Total current assets	1,686,927	1,562,850

PROPERTY AND EQUIPMENT, NET	2,447,640	2,481,571
GAMING SUBCONCESSION, NET	585,196	599,505
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	71,744	71,742
DEFERRED FINANCING COSTS	35,358	37,579
LAND USE RIGHTS, NET	406,159	408,630

TOTAL	$5,319,159	$5,248,012

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
Accounts payable	$11,016	$12,023
Accrued expenses and other current liabilities	559,948	527,164
Amount due to shareholder	16,749	16,649
Amounts due to affiliated companies	9,139	47,844

Total current liabilities	596,852	603,680

LONG-TERM DEBT	1,608,088	1,607,895
OTHER LONG-TERM LIABILITIES	5,138	4,986
DEFERRED TAX LIABILITIES	16,790	16,900
LAND USE RIGHT PAYABLE	—	8,281
ADVANCE FROM SHAREHOLDER	940,716	988,052

SHAREHOLDER'S EQUITY
Ordinary shares	—	—
Additional paid-in capital	2,261,725	2,261,725
Accumulated other comprehensive income	2,635	2,635
Accumulated losses	(112,785)	(246,142)

Total shareholder's equity	2,151,575	2,018,218

TOTAL	$5,319,159	$5,248,012

MCE Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2012	2011
OPERATING REVENUES
Casino	$990,872	$770,873
Rooms	29,790	24,162
Food and beverage	17,416	15,353
Entertainment, retail and others	30,708	23,460

Gross revenues	1,068,786	833,848
Less: promotional allowances	(31,869)	(21,336)

Net revenues	1,036,917	812,512

OPERATING COSTS AND EXPENSES
Casino	(702,930)	(611,169)
Rooms	(4,130)	(4,585)
Food and beverage	(8,152)	(9,007)
Entertainment, retail and others	(14,348)	(13,034)
General and administrative	(64,615)	(54,138)
Pre-opening costs	(527)	(603)
Amortization of gaming subconcession	(14,309)	(14,309)
Amortization of land use rights	(4,913)	(4,881)
Depreciation and amortization	(66,331)	(63,322)
Property charges and others	(3,169)	(25)

Total operating costs and expenses	(883,424)	(775,073)

OPERATING INCOME	153,493	37,439

NON-OPERATING EXPENSES
Interest expenses, net	(20,137)	(26,538)
Other finance costs	(2,550)	(4,156)
Change in fair value of interest rate swap agreements	363	—
Foreign exchange gain, net	2,078	392

Total non-operating expenses	(20,246)	(30,302)

INCOME BEFORE INCOME TAX	133,247	7,137
INCOME TAX CREDIT	110	195

NET INCOME	$133,357	$7,332

MCE Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2012	2011(1)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$133,357	$7,332
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	85,553	82,512
Amortization of deferred financing costs	2,221	3,905
Amortization of discount on senior notes payable	193	174
Gain on disposal of property and equipment	(2)	(15)
Allowance for doubtful debts and direct write off	10,416	9,479
Change in fair value of interest rate swap agreements	(363)	—
Changes in operating assets and liabilities:
Accounts receivable	41,383	(566)
Amounts due from affiliated companies	(6,115)	7,058
Inventories	184	(339)
Prepaid expenses and other current assets	(5,000)	(5,169)
Long-term prepayment, deposits and other assets	(810)	586
Accounts payable	(1,007)	(77)
Accrued expenses and other current liabilities	23,880	57,790
Amounts due to affiliated companies	(38,714)	(5,449)
Other long-term liabilities	152	205
Deferred tax liabilities	(110)	(195)

Net cash provided by operating activities	245,218	157,231

CASH FLOWS FROM INVESTING ACTIVITIES
Advance to shareholder	(50,000)	—
Acquisition of property and equipment	(22,174)	(14,336)
Payment for land use right	(7,882)	(7,582)
Deposits for acquisition of property and equipment	(3,582)	(1,006)
Payment for entertainment production costs	(10)	—
Proceeds from sale of property and equipment	79	113
Changes in restricted cash	—	21,788

Net cash used in investing activities	(83,569)	(1,023)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	(18)	(166)
Advance from shareholder	2,547	1,603
Amount due to shareholder	100	246
Principal payments on long-term debt	—	(35,618)

Net cash provided by (used in) financing activities	2,629	(33,935)

NET INCREASE IN CASH AND CASH EQUIVALENTS	164,278	122,273
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,014,033	410,767

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,178,311	$533,040

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(6,236)	$(11,717)

NON-CASH INVESTING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$11,491	$308
Land use right cost funded through accrued expenses and other current liabilities	$2,442	$—
Costs of property and equipment funded through advance from (to) shareholder	$117	$—

(1)	The condensed consolidated financial statements for 2011 reflect certain reclassifications, which have no effect on previously reported net income, to conform to the current period presentation.

MCE Finance Limited - Restricted Subsidiaries Group

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands of U.S. dollars)

	March 31, 2012	December 31, 2011
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,178,311	$1,014,033
Accounts receivable, net	255,368	306,500
Amounts due from affiliated companies	218,104	211,989
Amounts due from unconsolidated subsidiaries	2	2
Inventories	15,074	15,258
Prepaid expenses and other current assets	20,070	15,070

Total current assets	1,686,929	1,562,852

PROPERTY AND EQUIPMENT, NET	2,447,640	2,481,571
GAMING SUBCONCESSION, NET	585,196	599,505
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	71,744	71,742
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	106,147	56,146
DEFERRED FINANCING COSTS	35,358	37,579
LAND USE RIGHTS, NET	406,159	408,630

TOTAL	$5,425,308	$5,304,160

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
Accounts payable	$11,016	$12,023
Accrued expenses and other current liabilities	559,948	527,164
Amount due to shareholder	16,743	16,643
Amounts due to affiliated companies	9,139	47,844

Total current liabilities	596,846	603,674

LONG-TERM DEBT	1,608,088	1,607,895
OTHER LONG-TERM LIABILITIES	5,138	4,986
DEFERRED TAX LIABILITIES	16,790	16,900
LAND USE RIGHT PAYABLE	—	8,281
ADVANCE FROM SHAREHOLDER	1,046,856	1,044,192

SHAREHOLDER'S EQUITY
Ordinary shares	—	—
Additional paid-in capital	2,261,725	2,261,725
Accumulated other comprehensive income	2,635	2,635
Accumulated losses	(112,770)	(246,128)

Total shareholder's equity	2,151,590	2,018,232

TOTAL	$5,425,308	$5,304,160

MCE Finance Limited - Restricted Subsidiaries Group

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2012	2011
OPERATING REVENUES
Casino	$990,872	$770,873
Rooms	29,790	24,162
Food and beverage	17,416	15,353
Entertainment, retail and others	30,708	23,460

Gross revenues	1,068,786	833,848
Less: promotional allowances	(31,869)	(21,336)

Net revenues	1,036,917	812,512

OPERATING COSTS AND EXPENSES
Casino	(702,930)	(611,169)
Rooms	(4,130)	(4,585)
Food and beverage	(8,152)	(9,007)
Entertainment, retail and others	(14,348)	(13,034)
General and administrative	(64,615)	(54,138)
Pre-opening costs	(527)	(603)
Amortization of gaming subconcession	(14,309)	(14,309)
Amortization of land use rights	(4,913)	(4,881)
Depreciation and amortization	(66,331)	(63,322)
Property charges and others	(3,169)	(25)

Total operating costs and expenses	(883,424)	(775,073)

OPERATING INCOME	153,493	37,439

NON-OPERATING EXPENSES
Interest expenses, net	(20,137)	(26,538)
Other finance costs	(2,550)	(4,156)
Change in fair value of interest rate swap agreements	363	—
Foreign exchange gain, net	2,078	392

Total non-operating expenses	(20,246)	(30,302)

INCOME BEFORE INCOME TAX	133,247	7,137
INCOME TAX CREDIT	110	195

NET INCOME	$133,357	$7,332

MCE Finance Limited - Restricted Subsidiaries Group

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2012	2011(1)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$133,357	$7,332
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	85,553	82,512
Amortization of deferred financing costs	2,221	3,905
Amortization of discount on senior notes payable	193	174
Gain on disposal of property and equipment	(2)	(15)
Allowance for doubtful debts and direct write off	10,416	9,479
Change in fair value of interest rate swap agreements	(363)	—
Changes in operating assets and liabilities:
Accounts receivable	41,383	(566)
Amounts due from affiliated companies	(6,115)	7,058
Inventories	184	(339)
Prepaid expenses and other current assets	(5,000)	(5,169)
Long-term prepayment, deposits and other assets	(810)	586
Accounts payable	(1,007)	(77)
Accrued expenses and other current liabilities	23,880	57,790
Amounts due to affiliated companies	(38,714)	(5,449)
Other long-term liabilities	152	205
Deferred tax liabilities	(110)	(195)

Net cash provided by operating activities	245,218	157,231

CASH FLOWS FROM INVESTING ACTIVITIES
Advance to unconsolidated subsidiary	(50,000)	—
Acquisition of property and equipment	(22,174)	(14,336)
Payment for land use right	(7,882)	(7,582)
Deposits for acquisition of property and equipment	(3,582)	(1,006)
Payment for entertainment production costs	(10)	—
Proceeds from sale of property and equipment	79	113
Changes in restricted cash	—	21,788

Net cash used in investing activities	(83,569)	(1,023)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	(18)	(166)
Advance from shareholder	2,547	1,603
Amount due to shareholder	100	246
Principal payments on long-term debt	—	(35,618)

Net cash provided by (used in) financing activities	2,629	(33,935)

NET INCREASE IN CASH AND CASH EQUIVALENTS	164,278	122,273
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,014,033	410,767

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,178,311	$533,040

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(6,236)	$(11,717)

NON-CASH INVESTING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$11,491	$308
Land use right cost funded through accrued expenses and other current liabilities	$2,442	$—
Costs of property and equipment funded through advance from (to) shareholder	$117	$—

(1)	The condensed consolidated financial statements for 2011 reflect certain reclassifications, which have no effect on previously reported net income, to conform to the current period presentation.

MCE Finance Limited

Unaudited Reconciliation of Financial Condition and Results of Operations

of MCE Finance Limited – Restricted Subsidiaries Group to MCE Finance Limited

For the Three Months Ended March 31, 2012

(In thousands of U.S. dollars)

		Unrestricted Subsidiaries
	Consolidated Total for MCE Finance Limited–Restricted Subsidiaries Group	MPEL (Delaware) LLC		Melco Crown (Macau Peninsula) Hotel Limited		Melco Crown (Macau Peninsula) Developments Limited		Elimination		Consolidated Total for MCE Finance Limited
Condensed Consolidated Balance Sheets (Unaudited)
As of March 31, 2012

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,178,311	$		$		$		$		$1,178,311
Accounts receivable, net	255,368									255,368
Amounts due from affiliated companies	218,104									218,104
Amounts due from (to) group companies	—				(1)		(1)		2	—
Amounts due from unconsolidated subsidiaries	2								(2)	—
Inventories	15,074									15,074
Prepaid expenses and other current assets	20,070									20,070

Total current assets	1,686,929		—		(1)		(1)		—	1,686,927

PROPERTY AND EQUIPMENT, NET	2,447,640									2,447,640
GAMING SUBCONCESSION, NET	585,196									585,196
INTANGIBLE ASSETS, NET	4,220									4,220
GOODWILL	81,915									81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	71,744									71,744
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	106,147								(106,147)	—
DEFERRED FINANCING COSTS	35,358									35,358
LAND USE RIGHTS, NET	406,159									406,159

TOTAL	$5,425,308		$—		$(1)		$(1)		$(106,147)	$5,319,159

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
Accounts payable	$11,016	$		$		$		$		$11,016
Accrued expenses and other current liabilities	559,948									559,948
Amount due to shareholder	16,743				3		3			16,749
Amounts due to affiliated companies	9,139									9,139

Total current liabilities	596,846		—		3		3		—	596,852

LONG-TERM DEBT	1,608,088									1,608,088
OTHER LONG-TERM LIABILITIES	5,138									5,138
ADVANCE FROM (TO) GROUP COMPANIES	—						106,140		(106,140)	—
DEFERRED TAX LIABILITIES	16,790									16,790
ADVANCE FROM SHAREHOLDER	1,046,856						(106,140)			940,716

SHAREHOLDER'S EQUITY
Ordinary shares	—		1		3		3		(7)	—
Additional paid-in capital	2,261,725									2,261,725
Accumulated other comprehensive income	2,635									2,635
Accumulated losses	(112,770)		(1)		(7)		(7)			(112,785)

Total shareholder's equity	2,151,590		—		(4)		(4)		(7)	2,151,575

TOTAL	$5,425,308		$—		$(1)		$(1)		$(106,147)	$5,319,159

MCE Finance Limited

Unaudited Reconciliation of Financial Condition and Results of Operations

of MCE Finance Limited – Restricted Subsidiaries Group to MCE Finance Limited

For the Three Months Ended March 31, 2012

(In thousands of U.S. dollars)

		Unrestricted Subsidiaries
	Consolidated Total for MCE Finance Limited–Restricted Subsidiaries Group	MPEL (Delaware) LLC		Melco Crown (Macau Peninsula) Hotel Limited		Melco Crown (Macau Peninsula) Developments Limited		Elimination		Consolidated Total for MCE Finance Limited
Condensed Consolidated Statements of Operations (Unaudited)
For the Three Months Ended March 31, 2012

OPERATING REVENUES
Casino	$990,872	$		$		$		$		$990,872
Rooms	29,790									29,790
Food and beverage	17,416									17,416
Entertainment, retail and others	30,708									30,708

Gross revenues	1,068,786		—		—		—		—	1,068,786
Less: promotional allowances	(31,869)									(31,869)

Net revenues	1,036,917		—		—		—		—	1,036,917

OPERATING COSTS AND EXPENSES
Casino	(702,930)									(702,930)
Rooms	(4,130)									(4,130)
Food and beverage	(8,152)									(8,152)
Entertainment, retail and others	(14,348)									(14,348)
General and administrative	(64,615)									(64,615)
Pre-opening costs	(527)									(527)
Amortization of gaming subconcession	(14,309)									(14,309)
Amortization of land use rights	(4,913)									(4,913)
Depreciation and amortization	(66,331)									(66,331)
Property charges and others	(3,169)									(3,169)

Total operating costs and expenses	(883,424)		—		—		—		—	(883,424)

OPERATING INCOME	153,493		—		—		—		—	153,493

NON-OPERATING EXPENSES
Interest expenses, net	(20,137)									(20,137)
Other finance costs	(2,550)									(2,550)
Change in fair value of interest rate swap agreements	363									363
Foreign exchange gain, net	2,078									2,078

Total non-operating expenses	(20,246)		—		—		—		—	(20,246)

INCOME BEFORE INCOME TAX	133,247		—		—		—		—	133,247

INCOME TAX CREDIT	110									110

NET INCOME	$133,357		$—		$—		$—		$—	$133,357